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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

            Certification and Notice of Termination of Registration
                under Section 12(g) of the Securities Exchange
               Act of 1934 or Suspension of Duty to File Reports
                      under Sections 13 and 15(d) of the
                        Securities Exchange Act of 1934

                       Commission File Number: 333-82467

                           SNYDER COMMUNICATIONS, INC.
            Snyder Communications, Inc. Amended and Restated Employee
                               Stock Purchase Plan
             (Exact name of registrant as specified in its charter)

                              6903 Rockledge Drive
                                   15th Floor
                            Bethesda, Maryland 20817
                                 (301) 468-1010
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, $0.001 par value per share
            (Title of each class of securities covered by this Form)

                                 Not Applicable
   (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        [ ]           Rule 12h-3(b)(1)(ii)        [ ]
Rule 12g-4(a)(1)(ii)       [ ]           Rule 12h-3(b)(2)(i)         [ ]
Rule 12g-4(a)(2)(i)        [ ]           Rule 12h-3(b)(2)(ii)        [ ]
Rule 12g-4(a)(2)(ii)       [ ]           Rule 15d-6                  [ ]
Rule 12h-3(b)(1)(i)        [x]


         Approximate number of holders of record as of the certification or notice date: None
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         Pursuant to the requirements of the Securities Exchange Act of 1934,
Snyder Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 28, 2000              By: /s/ Jacques Herail
                                          --------------------------------------
                                          Name:  Jacques Herail
                                          Title: Chief Financial Officer, Senior
                                                 Vice President and Treasurer